UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 001-06627

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baker 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Michael Baker Corporation

Airside Business Park

100 Airside Drive

Moon Township, PA 15108

BAKER 401(k) PLAN

Financial Statements as of and for the years ended December 31, 2012 and 2011, Supplemental Schedule as of December 31, 2012 and Report of Independent Registered Public Accounting Firm

BAKER 401(k) PLAN

Table of Contents

December 31, 2012 and 2011

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 14

Supplementary Financial Information
Schedule H, Part IV, Line (4i)—Schedule of Assets (Held at the End of Year)	15-16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Baker 401(k) Plan

Moon Township, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Baker 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

June 5, 2013

BAKER 401(k) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
ASSETS	2012	2011
Cash	$—	$187,466,930
Contributions receivable	—	751,379
Investments at fair value:
Investments in common stock of Michael Baker Corporation	25,373,212	18,779,035
Investments in mutual funds and money market funds	351,104,724	50,439,654
Investments in common-collective trust funds	20,458,131	4,762,168

Total investments	396,936,067	73,980,857

Notes receivable from participants	4,257,383	2,794,419

Total assets	401,193,450	264,993,585

Net assets available for benefits at fair value	401,193,450	264,993,585

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(257,282)	(117,453)

Net assets available for benefits	$400,936,168	$264,876,132

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2012	2011
Additions/(reductions) to net assets attributed to
Investment income/(loss)
Interest and dividends	$8,877,300	$6,544,605
Net appreciation/(depreciation) in fair value of investments	33,787,632	(23,490,411)

Total investment income/(loss)	42,664,932	(16,945,806)

Participant contributions	17,346,602	16,475,125
Participant rollovers	2,411,392	2,309,534
Employer contributions	7,561,849	6,317,643

Total contributions	27,319,843	25,102,302

Total additions	69,984,775	8,156,496

Deductions from net assets attributed to:
Participant withdrawals	28,434,928	29,102,231
Administrative fees	44,203	30,301

Total deductions	28,479,131	29,132,532

Transfers from other plans (Note 1)	94,554,392	28,047,311

Net increase in net assets	136,060,036	7,071,275
Net assets available for benefits, beginning of year	264,876,132	257,804,857

Net assets available for benefits, end of year	$400,936,168	$264,876,132

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

General

The following description of the Baker 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation and subsidiaries (“the Company”) with an opportunity to accumulate additional retirement benefits as well as invest in the Company’s stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Full-time employees are eligible to join the Plan immediately upon the date of hire. Part-time and temporary employees are required to work 1,000 hours, during their first year of employment or any calendar year thereafter, before becoming eligible to join the plan.

Change in Participants Related to Divestiture and Acquisition

On October 3, 2011, the Company entered into a Stock Purchase Agreement (“SPA”) to acquire 100% of the outstanding shares of RBF Consulting (“RBF”). Effective August 31, 2012, approximately 808 RBF participants were transferred into the Plan, with approximately $94.6 million in RBF 401(k) Plan assets transferred into the Plan on September 4, 2012.

On May 3, 2010, the Company entered into a SPA to acquire 100% of the outstanding shares of The LPA Group Incorporated and substantially all of its subsidiaries and affiliates (“LPA”). Effective January 1, 2011, approximately 460 LPA participants were transferred into the Plan, with approximately $28.0 million in LPA 401(k) plan assets transferred into the Plan on January 3, 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of plan losses and certain administrative fees. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions

Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2012 and 2011, participants were able to choose to contribute up to the lower of 75 percent of their salaries (including commissions and overtime) or the annual limitation of $17,000 and $16,500, respectively, which was established by the Internal Revenue Service (“IRS”). The maximum amount of a participant’s salary, which may be eligible for withholding for any Plan year, could not exceed $250,000 and $245,000 in 2012 and 2011, respectively. The Plan also allows participants to roll over funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitations established by the IRS.

Company Matching Contributions

For all of 2012 and from January 1, 2011 through May 15, 2011, under provisions of the Plan, the Company made matching contributions to the participants’ accounts in the amount of 100 percent of the first 3 percent of eligible salary and 50 percent on the next 3 percent of eligible salary (including commissions but excluding overtime) contributed by each participant. As part of a cost reduction program implemented by the Company during 2011, beginning on May 16, 2011 and ending on December 31, 2011, the Company’s incremental 50 percent match on the next 3 percent of eligibly salary was temporarily suspended. The Company continued to make a matching contribution to participants’ accounts in the amount of 100 percent of the first 3 percent of eligible salary.

Of the Company’s matching contributions, 25 percent was invested in the Company’s common stock in 2012 and 2011. The remaining 75 percent was invested in accordance with the participant’s investment elections for participant contributions. Once a participant becomes fully vested in the Company’s matching contributions, the balance will be invested in accordance with the participant’s investment elections.

The Company’s Board of Directors is authorized to make additional discretionary contributions to the Plan. No discretionary contributions were made for 2012 or 2011.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants’ Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer’s tax-qualified plan or individual retirement account, dividends paid on Company stock and participant contributions are 100 percent vested and nonforfeitable at all times.

All of the Company’s matching and discretionary contributions, adjusted for any related net gains or losses, will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant ceases employment with the Company before attaining a vested interest in the Company’s matching contributions, adjusted for any related net gains or losses, he or she will forfeit those contributions and those contributions will be used to reduce the Company’s future matching contributions. Forfeitures of the Company’s discretionary contributions by employees ceasing employment with the Company before attaining a vested interest are reallocated to the remaining participants.

Distributions

The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distributions that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual, bi-annual or monthly installments over a period not exceeding ten years. In the case of termination, if the participant’s account is $5,000 or less, the participant’s account shall be paid in a lump sum, without the participant’s consent, as soon as practicable. For participant accounts invested in the Company’s common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. As a one-time option, participants may apply for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal. Participants who have attained age 59-1/2 may withdraw all or part of his or her capital accumulation from the Plan in a lump sum. The minimum in-service withdrawal amount is the lesser of $2,500 or the balance of the Participant’s capital accumulation.

Notes Receivable from Participants

A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions and vested employer contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) the greater of $10,000 or 50 percent of the participant’s vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans settled in the last 12 months, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant’s account among the respective investment options as directed, and are secured by the assets within the participant’s accounts. The maximum term of a loan shall be 5 years, unless the loan is used to acquire, construct, reconstruct or substantially rehabilitate any dwelling unit which within a reasonable time is to be used as the principal residence of the Participant, in which case the maximum term of the loan shall be fifteen years. Interest rates applicable to Plan loans are typically the Prime rate, as published in the Wall Street Journal, plus one percent, at the time the loan is made. Interest rates may be capped for certain Plan participants on military leave. Principal and interest payments are paid ratably and are generally repaid by payroll deduction. Interest rates on outstanding notes receivable ranged from 4.25 percent to 10.50 percent as of December 31, 2012.

Transfers

Transfers occur when the Company acquires a new business and the existing assets of the plan(s) of the acquired company are legally moved into the Plan.

Forfeited Accounts

For the years ended December 31, 2012 and 2011, forfeited non-vested accounts totaled $356,706 and $754,132, respectively. Forfeited non-vested account balances are used to reduce future employer matching contributions. Also in 2012 and 2011, employer contributions were reduced by $549,395 and $575,480, respectively, as a result of forfeited non-vested accounts. As of December 31, 2012 and 2011, forfeiture credit balances totaled $20,802 and $221,030, respectively. The forfeiture credit balance will be used to reduce future employer contributions.

Common Stock

The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company’s common stock. The Plan’s investment in the Company’s common stock comprised 1,017,778 shares (cost of $18,978,387) and 957,578 shares (cost of $17,236,285) as of December 31, 2012 and 2011, respectively. Participants have the ability to divest themselves of the Company’s common stock acquired via the Company’s matching contributions after they are vested.

Investment Options

Each participant may direct T. Rowe Price Associates, Inc. (“T. Rowe Price”) to invest certain portions of his or her account in investment funds. Investment funds available to participants are as follows:

•	Fidelity Contrafund – The fund invests primarily in common stock.

•

Harbor Capital Appreciation Fund – The fund invests primarily in equity securities, principally common and preferred stocks, of U.S. companies with market capitalizations of at least $1 billion at the time of purchase.

•	Harbor International Fund – The fund normally invests in a minimum of ten countries throughout the world, primarily in common and preferred stock.

•	ING Global Real Estate Fund – The fund normally invests at least 80% of net assets in a portfolio of equity securities of companies that are principally engaged in the real estate industry.

•

Loomis Sayles Small Cap Value Fund – Institutional Class – The fund seeks to achieve its objective by emphasizing both undervalued securities and securities of companies with significant growth potential.

•	Lord Abbett Growth Opportunities Fund – The fund pursues its objective by investing at least 65% of its net assets in equity securities of mid-sized companies.

•	Michael Baker Common Stock Fund – The fund invests in common stock of the Company.

•	PIMCO Total Return Fund–Institutional Class – The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign.

•	RidgeWorth Mid-Cap Value Equity Fund – The fund normally invests at least 80% of net assets in U.S. traded equity securities of mid-capitalization companies.

•

T. Rowe Price Equity Income Fund – The fund invests at least 65% of the fund’s total assets in dividend-paying common stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation.

•

T. Rowe Price High-Yield Fund – The fund normally invests at least 80% of net assets in a widely diversified portfolio of high-yield corporate bonds, income-producing convertible securities, and preferred stocks.

•	T. Rowe Price New Horizons Fund – The fund invests primarily in a diversified group of small, emerging growth companies.

•

T. Rowe Price Retirement Income Fund – The fund invests in a diversified portfolio of other T. Rowe Price stock and bond funds that represent various asset classes and stocks and are intended for retired investors.

•	T. Rowe Price Retirement Target Funds – Each target retirement fund invests in a diversified portfolio of other T. Rowe Price stock and bond funds that represent various asset classes.

•

T. Rowe Price Stable Value Common Trust Fund – The trust fund invests primarily in Guaranteed Investment Contracts, Bank Investment Contracts, Synthetic Investment Contracts and Separate Account Contracts.

•	T. Rowe Price U.S. Treasury Money Market Trust Fund – The trust fund invests primarily in short-term U.S. Treasury obligations and in repurchase agreements collateralized by U.S. Treasury obligations.

•

Vanguard FTSE All-World ex-U.S. Index Fund – The fund employs an indexing approach designed to track a free-float-adjusted, market-capitalization-weighted index designed to measure equity market performance of international markets.

•

Vanguard Inflation-Protected Securities Fund – The fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities and corporations.

•

Vanguard Total Bond Market Index Fund – Signal Shares – The fund attempts to track the performance of the Barclays Capital Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

•	Vanguard Total Stock Market Index Fund – The fund employs an indexing approach designed to track the performance of the MSCI U.S. Broad Market Index.

Plan Administration and Fees

Effective January 1, 2012 recordkeeping responsibilities for the Plan were transferred from Fidelity to T. Rowe Price. The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by legal counsel, independent financial consultants and the independent registered public accounting firm. Certain distribution processing and management fees charged by T. Rowe Price are deducted from the respective participant account balances and are recorded within total investment income/(loss) in the Plan’s financial statements. T. Rowe Price withholds reserves at a flat percentage that is applied to each funds current-period gain/(loss) activity and uses that balance to cover the administrative management fees charged by T. Rowe Price, if that balance is a loss or is otherwise insufficient to cover those fees, the Company would pay the additional costs.

2.	Summary of Significant Accounting Policies

Basis of Accounting

Effective January 1, 2012, recordkeeping and trustee responsibilities for the Plan were transferred from Fidelity to T. Rowe Price. Fidelity performed the recordkeeping and trustee function for the Plan for the year ended December 31, 2011. The financial statements included herein include all required adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments

Investments of the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds and the common collective trust represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of December 31, 2012 and 2011. Units held in the common collective trust are valued at the unit value as reported by the investment manager as of December 31, 2012 and 2011. Redemption of units is recorded upon receipt of unit holder’s instructions, based on the next determined net asset value per unit, normally each day.

The investment in the Company’s common stock is stated at publicly-traded closing market values as of December 31, 2012 and 2011. The Plan’s assets included approximately 11 percent and 10 percent of the Company’s outstanding shares of common stock as of December 31, 2012 and 2011, respectively; therefore, such valuation might be subject to significant fluctuations in the event of a substantial liquidation of such holdings by the Plan or due to other market fluctuations.

The difference between the cost and current market value of investments purchased since the beginning of the period as well as the decrease or increase in the stated market value of investments held at the beginning of the period is included in the caption, “Net appreciation/(depreciation) in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants’ earnings. After approval by the Board of Directors of Michael Baker Corporation, discretionary contributions are accrued in the period that they are earned.

Distributions

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The results of any changes in accounting estimates are reflected in the financial statements in the period in which the changes become evident.

Concentration of Risk

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, to improve consistency in the application of fair value measurement and disclosures between U.S. GAAP and International Financial Reporting Standards (“IFRS”) and clarified existing fair value disclosures. The amended guidance is effective for interim and annual periods beginning after December 15, 2011, with early adoption not permitted. The Plan adopted this standard in 2012 which did not materially impact the Plan’s financial statements.

3.	Investments

The following table presents the fair value of investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2012 and 2011:

	2012	2011
Harbor Capital Appreciation Fund – Institutional Class	$43,434,633	$—
PIMCO Total Return Fund – Institutional Class	29,803,568	26,008,257
Harbor Capital International Fund – Institutional Class	29,662,075	—
T. Rowe Price Retirement 2025 Fund	27,189,344	—
Fidelity Contrafund	26,432,964	—
Michael Baker Corporation Common Stock*	25,373,212	18,779,035
T. Rowe Price Retirement 2030 Fund	24,931,706	—

* Includes non-participant directed investments

The following table presents the appreciation/ (depreciation) of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2012 and 2011:

	2012	2011
Common Stock of Michael Baker Corporation	$5,304,666	$(10,911,457)
Mutual Funds:
Domestic Stock Funds	14,278,431	(3,340,299)
Balanced Funds	—	(620,133)
International Stock Funds	4,101,104	(4,805,278)
Fixed Income Funds	981,166	121,491
Target Date Retirement Funds	9,122,265	(3,934,735)

Total Mutual Funds	28,482,966	(12,578,954)

Net appreciation/ (depreciation) in fair value of investments	$33,787,632	$(23,490,411)

Non-participant Directed Investments

The following table presents information about the net assets and the significant components of the changes in net assets relating to investments having non-participant directed components for the years ended December 31, 2012 and 2011:

Michael Baker Corporation Common Stock	2012	2011
Net assets available for benefits, beginning of year	$18,779,035	$29,219,135
Change in net assets:
Contributions	2,601,789	1,911,260
Dividends	138,404	—
Interest	20,065	21,351
Net appreciation/(depreciation) in fair value of investment	5,304,666	(10,911,457)
Benefits paid to participants	(1,347,184)	(1,902,468)
Transfers (to)/from participant-directed investments	(122,929)	444,439
Fees	(634)	(3,225)

Net assets available for benefits, end of year	$25,373,212	$18,779,035

As of December 31, 2012 and 2011, the Plan held 29,338 and 30,162 shares of non-vested Michael Baker Corporation common stock, respectively. These non-vested shares were valued at $731,403 and $591,475 as of December 31, 2012 and 2011, respectively.

4.	Tax Status

The IRS has determined and informed the Company by a letter dated December 10, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). On September 30, 2009, the Plan made clarifying amendments as part of the favorable tax determination letter process. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In 2012, the Plan’s tax determination letter expired; as such in January 2012 the Plan filed with the IRS for an updated determination letter and its status with the IRS is considered “in process”.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan had no liabilities recorded as of December 31, 2012 and 2011 of uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5.	Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	Fair Value Measurements

Fair value is defined under FASB as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under FASB guidelines must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, the FASB establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

—    Level 1 — Quoted prices in active markets for identical assets or liabilities. The Plan’s investments with active markets include its investment in the common stock of Michael Baker Corporation, as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these items, quoted current market prices are readily available.

—    Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has concluded that the investment in the T. Rowe Price U.S. Treasury Money Market Trust and in the T. Rowe Price Stable Value Fund, both common collective trusts, represent Level 2 investments, which are valued by their respective brokers based upon net assets of the respective common collective trusts.

—    Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan has concluded that it has no Level 3 investments.

While the Plan believes its valuation methods used to assess the classification of financial instruments within the hierarchy are appropriate, the use of different methodologies or assumptions could result in a change in a financial instruments fair value tier from year to year. In such instances, a transfer would be reported at the beginning of the reporting period. There were no transfers between levels for the years ended December 31, 2012 and 2011.

The following tables represent the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Fair Value Measurements as of December 31, 2012
	Total	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock:
Michael Baker Corporation	$25,373,212	$25,373,212	$—	$—
Mutual Funds:
Domestic Stock Funds	129,005,993	129,005,993	—	—
International Stock Funds	33,017,295	33,017,295	—	—
Fixed Income Funds	41,697,858	41,697,858	—	—
Target Date Retirement Funds	147,383,578	147,383,578	—	—

Total Mutual Funds	351,104,724	351,104,724	—	—
Common Collective Trusts	20,458,131	—	20,458,131	—

Total Investments	$396,936,067	$376,477,936	$20,458,131	$—

Percent to total	100%	95%	5%	—

	Fair Value Measurements as of December 31, 2011
	Total	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock:
Michael Baker Corporation	$18,779,035	$18,779,035	$—	$—
Mutual Funds:
Domestic Stock Funds	20,757,188	20,757,188	—	—
Fixed Income Funds	29,682,466	29,682,466	—	—

Total Mutual Funds	50,439,654	50,439,654	—	—
Common Collective Trust	4,762,168	—	4,762,168	—

Total Investments	$73,980,857	$69,218,689	$4,762,168	$—

Percent to total	100%	94%	6%	—

Effective January 1, 2012 recordkeeping responsibilities for the Plan were transferred from Fidelity to T. Rowe Price; as a result, the majority of the funds held in the Plan were liquidated by Fidelity at the market close as of December 30, 2011. As a result of the liquidation and in preparation for the transfer of assets, the Plan assets held as of December 31, 2011 consisted primarily of cash.

7.	Related Party Transactions

Certain investments of the Plan are in mutual funds managed by Fidelity in 2011 or T. Rowe Price in 2012. These transactions qualify as party-in-interest transactions.

One of the investment fund options available to employees contains the Company’s stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

8.	Reconciliation of Financial Statements to Schedule H Form 5500

The financial statements have been prepared using the accrual method of accounting while the Plan’s Form 5500 has been prepared on the modified cash-basis method of accounting. The following tables reconcile the 2012 and 2011 financial statements to the Form 5500:

	2012	2011
Net Assets:
Total net assets per Form 5500, Schedule H	$401,193,450	$264,242,206
Plus: Contributions receivable	—	751,379
(Less): Adjustment from fair value to contract value for fully benefit-responsible investment contracts	(257,282)	(117,453)

Total net assets per financial statements	$400,936,168	$264,876,132

	2012	2011
Contributions:
Total contributions per Form 5500, Schedule H	$28,071,222	$24,350,923
(Less)/plus: Contribution receivable	(751,379)	751,379

Total contributions per financial statements	$27,319,843	$25,102,302

BAKER 401(k) PLAN

Michael Baker Corporation

EIN# 25-0927646 Plan # 002

Schedule H, Part IV, Line 4(i)

Schedule of Assets (Held at the End of Year)

Identity of Issuer	Description of Investment	Cost of Asset***	Current Value
Harbor Capital	Harbor Capital Appreciation Fund – Institutional Class		$43,434,633
PIMCO Funds Distributors LLC	PIMCO Total Return Fund – Institutional Class		$29,803,568
Harbor Capital	Harbor Capital International Fund – Institutional Class		$29,662,075
T. Rowe Price*	T. Rowe Price Retirement 2025 Fund		$27,189,344
Fidelity Investments	Fidelity Contrafund		$26,432,964
Michael Baker Corporation*	Michael Baker Corporation Common Stock**	$18,978,387	$25,373,212
T. Rowe Price*	T. Rowe Price Retirement 2030 Fund		$24,931,706
T. Rowe Price*	T. Rowe Price Retirement 2020 Fund		$18,664,848
T. Rowe Price*	T. Rowe Price Retirement 2035 Fund		$18,531,402
The Vanguard Group	Vanguard Total Stock Market Index Fund		$18,286,919
T. Rowe Price*	T. Rowe Price Retirement 2040 Fund		$17,261,441
T. Rowe Price*	T. Rowe Price U.S. Treasury Money Market Trust B Fund		$14,216,146
T. Rowe Price*	T. Rowe Price Retirement 2015 Fund		$14,055,312
T. Rowe Price*	T. Rowe Price New Horizons Fund		$13,684,137
T. Rowe Price*	T. Rowe Price Equity Income Fund		$12,700,283
T. Rowe Price*	T. Rowe Price Retirement 2045 Fund		$11,990,396
Loomis Sayles	Loomis Sayles Small Cap Value Fund – Institutional Class		$11,584,550
T. Rowe Price*	T. Rowe Price Stable Value Common Trust Fund****		$5,984,703
T. Rowe Price*	T. Rowe Price Retirement 2050 Fund		$5,783,306

BAKER 401(k) PLAN

Michael Baker Corporation

EIN# 25-0927646 Plan # 002

Schedule H, Part IV, Line 4(i)

Schedule of Assets (Held at the End of Year)

Identity of Issuer	Description of Investment	Cost of Asset***	Current Value
T. Rowe Price*	T. Rowe Price Retirement 2010 Fund		$5,682,897
Various Participants*	Participant Loans have interest rates that range from 4.25%-10.50% with maturities extending to 2027.		$4,257,383
The Vanguard Group	Vanguard Total Bond Market Index Fund – Signal Shares		$3,834,450
The Vanguard Group	Vanguard Inflation-Protected Bond		$3,474,449
T. Rowe Price*	T. Rowe Price Retirement 2005 Fund		$2,701,039
T. Rowe Price*	T. Rowe Price High Yield Fund		$2,500,073
The Vanguard Group	Vanguard FTSE All-World ex-U.S. Index Fund – Investor Shares		$2,470,814
T. Rowe Price*	T. Rowe Price Retirement Income Fund		$2,085,319
RidgeWorth Investments	RidgeWorth Mid-Cap Value Equity Fund		$1,554,368
ING Investments	ING Global Real Estate Fund A		$1,551,589
Lord, Abbett & Company	Lord Abbett Growth Opportunites Fund		$660,955
T. Rowe Price*	T. Rowe Price Retirement 2055 Fund		$591,887

			$400,936,168

*	Party-in-interest.
**	Includes non-participant directed investments.
***	Disclosure of cost is not required for participant directed investments, while cost is required to be disclosed for Michael Baker Corporation Common Stock, as a portion of this investment is non-participant directed.
****	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Michael Baker Corporation, the Plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MICHAEL BAKER CORPORATION BAKER 401(K) PLAN

Date: June 5, 2013	By:	/s/ Michael J. Zugay
Michael J. Zugay
Office of the Chief Executive, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Michael Baker Corporation, the Plan Sponsor

Exhibits Index

The following exhibit is included herewith as a part of this Report:

Exhibit No.	Description

23.1	Consent of independent registered public accounting firm.